Via Facsimile (202.772.9368), U.S. Mail and EDGAR

July 28, 2006

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, DC  20549-0213

Attn: Jill S. Davis

RE:      McCormick & Company, Incorporated (the “Company”)

Form 10-K for Fiscal Year Ended November 30, 2005

Filed January 27, 2006

Form 10-Q for Fiscal Quarter Ended February 28, 2006

Filed April 6, 2006

File No. 1-14920

Dear Ms. Davis:

Please find set forth below our responses to the comments raised by the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated July 14, 2006, with respect to the above-captioned periodic reports. For ease of reference, we have reproduced below the full text of the Staff’s comments, each of which is followed by the Company’s response. Capitalized terms not defined herein shall have the meanings given to them in the Company’s annual and interim reports.

Form 10-K for the Fiscal Year Ended November 30, 2005

Note 12. Stock-based Compensation Plans, page 53.

1.               We noted from your response to prior comment number 10 that your “ESPP has a look-back option which under SFAS 123R paragraph 13 causes the plan to be compensatory.”  Given the look-back provisions of your ESPP, please expand your disclosure in future filings, to clearly explain the pertinent terms of your ESSP so that the reader has a clear understanding of how you have or will determine compensation expense, when incurred, under the provisions of SFAS 123R.  In addition, please confirm, if true, that the measurement date for shares issued under your ESPP was the date of grant or otherwise tell us how you determined that you incurred no compensation expense during 2005 under the provisions of APB 25.  Refer to paragraph 10 of APB 25.

McCormick & Company, Inc Response:

1.               In our report on Form 10-Q for the quarter ended February 28, 2006 we expanded the SFAS 123R disclosure regarding our ESPP  to include, among other things, a description of pertinent terms of the plan and the methodology for determining compensation expense. We intend to include these same disclosures in our annual report on Form 10-K.

In response to your question on the accounting for the ESPP under ABP 25, the ESPP is a “statutory” employee stock purchase plan that satisfies the requirements of Section 423 of the Internal Revenue Code.  Paragraph 7 of APB 25 states that such plans are “noncompensatory” plans, which do not result in compensation expense.  Accordingly, the concept of a measurement date is not applicable.

Note 15. Commitments and Contingencies, page 53

2.               We note from your proposed disclosure in response to prior comment number 11 that you have recorded a loss contingency liability for claims in which you believe a loss is probable.  Please expand your proposed disclosure to clearly indicate the likelihood that the claims you believe are probable will result in a loss in excess of the amounts accrued, using terms defined in paragraph 3 of SFAS 5.  In addition, please confirm that the possible loss of all reasonably possible contingent losses and probable contingent losses are immaterial, if true, or otherwise advise.

McCormick & Company, Inc Response:

2.               We will revise our disclosure in future filings to indicate the likelihood that probable claims will result in a loss in excess of the amounts accrued.  We anticipate that the disclosure will be consistent with the following format:

During the normal course of our business, we are occasionally involved with various claims and litigation.  Reserves are established in connection with such matters when a loss is probable and the amount of such loss can be reasonably estimated.  No reserves are established for losses which are only reasonably possible.  The determination of probability and the estimation of the actual amount of any such loss is inherently unpredictable, and it is therefore possible that the eventual outcome of such claims and litigation could exceed the estimated reserves, if any.  However, we believe that the likelihood that any such excess might have a material adverse effect on our financial statements is remote.

In addition we confirm that the possible loss of all reasonable possible contingent losses and probable contingent losses are not material.

We trust that the foregoing appropriately addresses the issues raised by your recent comment letter.  In addition, as requested in the Staff’s letter, we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the SEC from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the Federal securities laws of the United States.

If you have any questions or require any additional information or documents, please telephone myself or Ken Kelly, Vice President, Corporate Controller at (410) 527-6394.

Very truly yours,

/s/ Francis A. Contino

cc:            Jonathan Duersch (SEC)
Robert Skelton, General Counsel